September 1, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comments that we discussed on July 24, 2020, relating to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement filed on June 10, 2020, for the principal purpose of adding six new series, Avantis® Core Fixed Income ETF, Avantis® Core Municipal Fixed Income ETF, Avantis® Short-Term Fixed Income ETF, Avantis® Core Fixed Income Fund, Avantis® Core Municipal Fixed Income Fund, and Avantis® Short-Term Fixed Income Fund (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate each of your comments prior to our responses.

1.
Comment: In the Funds’ fee tables, we note that you estimate Other Expenses as 0.00%. Please tell us how you determined this disclosure is reasonable and consistent with the fees investors are likely to experience over the next year. If the disclosure is based on historical experience of similar funds, please tell us what expense level such funds had during the first year of operations. If the disclosure is based on an expense support agreement, please disclose the material terms of such agreement.

Response: All of the Funds utilize a unified fee structure whereby the Advisor pays all expenses of managing and operating the Funds, other than the management fee payable to the Advisor, brokerage and other transaction fees and expenses relating to the acquisition and disposition of portfolio securities, acquired fund fees and expenses, interest, taxes, litigation expenses, extraordinary expenses, and expenses incurred in connection with a Rule 12b-1 plan, if any. This unified fee structure reduces the Funds’ exposure to Other Expenses. Trustee fees are not charged to the Funds by the American Century ETF Trust. The Funds do not utilize expense support agreements.

2.
Comment: We note that all of the Fund’s Principal Strategies include investing in fixed income securities. Part of this framework looks to credit ratings, valuation metrics, and historical data and relationships. Given various governmental responses to COVID-19 and the potential scale of COVID-19 related disruptions, please tell us how the advisor is considering the utility of historical data and relationships when applying its theoretical and empirical framework. If material adjustments are being made, please make sure disclosure reflects such adjustments and underlying risks driving need for such adjustments.

Response: As stated in the Funds’ Principal Strategy sections, “The portfolio managers continually analyze market and financial data to make buy, sell, and hold decisions.” The portfolio managers generally use the most current data in implementing the Funds’ principal strategies. Current data necessarily contemplates the ongoing pandemic. No material adjustments are being made.

3.
Comment: The Funds’ Principal Strategy sections state, “The fund’s investment process uses a theoretical and empirical framework to seek securities with high expected returns.” Please explain “theoretical and empirical framework” in plain English.

Response: We clarified the disclosure as requested.

4.
Comment: The Principal Strategy sections for Avantis® Core Fixed Income ETF, Avantis® Short-Term Fixed Income ETF, Avantis® Core Fixed Income Fund, and Avantis® Short-Term Fixed Income Fund state that fixed income securities in which the Funds may invest include “securities backed by mortgages or other assets.” Please fully specify if these Funds plan to invest in asset backed securities (ABS) and mortgage backed securities (MBS), and please state whether these will be private or state sponsored ABS and MBS. Please describe in the disclosure what asset classes will underlie ABS (i.e. home, auto, credit cards) as that can affect risk levels. Please revise or add related risk disclosure as appropriate.

Response: The Funds will not invest principally in ABS and MBS. We revised the disclosure to clarify.

5.
Comment:  The Funds’ Principal Strategy sections state that the Funds may engage in securities lending and state, “Cash collateral may be invested in eligible securities.” Please describe what eligible securities means here.

Response: We revised the disclosure as requested.

6.
Comment: Significant market events have occurred as a result of COVID-19, consider whether the Funds’ risk disclosures should be revised based on how these events may affect the Funds and their investments. If the Registrant believes no additional risk disclosure is warranted, please explain supplementally why not.

Response: We revised the Funds’ Market Risk factor to include risks of public health emergencies.

7.
Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it thinks will impact performance. Disclosure should not be generic risks associated with derivative type.

Response: We added disclosure describing the risks of the specific derivative types the Funds plan to invest in as part of their principal strategies.

8.	Comment: Please explain the Price Volatility Risk in greater detail or in the alternative, consider removing this risk as it has substantial overlap with the Market Risk factor.

Response: We agree with the Staff that the information contained in the Price Volatility Risk factor is covered by the Market Risk factor. We removed the risk.

9.
Comment: The Funds’ Item 9 strategy references “high expected returns.” Please clarify the disclosure to explain what is meant by high expected returns and how such returns are generated. It is unclear whether returns are generated by income yields, portfolio turnover, or something else.

Response: We clarified the disclosure to state that the Fund seeks securities with high expected returns, by assessing each security’s expected income and capital appreciation.

10.
Comment: Please revise the 80% policy for Funds’ to read “net assets plus borrowings for investment purposes” to more closely track the rule language. Ensure that 80% disclosure language is consistent throughout.

Response: We revised the disclosure as requested.

11.
Comment: We note that 80% policies are asset based tests and not exposure based tests. If the Registrant intends to include derivatives as part of its 80% policy, the Registrant must value the derivatives for purposes of the names rule on a mark to market basis. I.e. using the current market price of the derivative, or if it is an OTC derivative, then using its fair value. We would expect disclosure stating this, it doesn’t have to be in Item 4.

Response: At this time, the Funds do not intend to include their investments in derivatives as part of their 80% policies to invest in securities of the types suggested by their respective names.

12.
Comment: Please update the Municipal Securities Risk disclosure in Avantis® Core Municipal Fixed Income ETF and Avantis® Core Municipal Fixed Income Fund to include greater detail in Item 9 addressing events affecting municipal markets including the financial condition of the issuers in light of COVID-19 and other recent market events.

Response: We revised the disclosure as requested.

13.
Comment: Please explain supplementally how the registrant plans to operate ETFs and mutual funds with identical strategies and any potential conflicts related to this structure. Please note and explain this structure, given that the name of the trust is American Century ETF Trust. In this explanation please also describe how the funds will operate from a legal, compliance, and business perspective. Please describe any differences between the two fund types.

Response: We offer the strategies as mutual funds and ETFs so that investors with differing preferences can select the investment that works best for them. The Funds are subject to the advisor’s policies intended to mitigate conflicts between advisory clients. We include the following disclosure in our prospectuses, “The [mutual fund/ETF] has the same management team and investment policies as the [corresponding ETF/mutual fund]. The fees and expenses of the funds are similar, and they are managed with substantially the same investment objective and strategies. Notwithstanding these general similarities, the [mutual fund and ETF] are separate funds that have different investment performance. Differences in cash flows into the two funds, the size of their portfolios, and the specific investments held by the two funds cause performance to differ. Please consult the [mutual fund/ETF] prospectus for a description of the

[mutual fund/ETF], details on how the [mutual fund/ETF] is offered, and its associated fees.” We do not believe any additional disclosures to be necessary.
Each Fund is a separate series issued by American Century ETF Trust. Each Fund is marketed by the name of its series and complies with Rule 35d-1. We do not believe the name of the Trust will cause any confusion among shareholders.

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary